30 September 2008

ISSUED ON BEHALF OF REED ELSEVIER PLC

Total Voting Rights

As at 30 September 2008, Reed Elsevier PLC’s capital consists of 1,136,826,980 ordinary shares of 14 51/116 pence each. Reed Elsevier PLC holds 34,196,298 ordinary shares in Treasury.

Therefore, the total number of voting rights in Reed Elsevier PLC is 1,102,630,682 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Reed Elsevier PLC under the FSA’s Disclosure and Transparency Rules.

Name of contact and telephone number for queries:

Margaret Woods 020 7930 7077
Assistant Company Secretary
Reed Elsevier PLC